An Introduction to

Satuit Capital Management, LLC

Investment Advisor to

The Satuit Capital Micro Cap Fund SATMX

Second Quarter 2009



The Fund's prospectus contains important information about the Fund's investment objectives, potential risks, management fees, charges and expenses, and other information. Please read and consider it carefully before investing or sending money. You may obtain a current copy of the Fund's prospectus by calling 1-866-972-8848.

Satuit Capital Management, LLC, 3547 Meeks Farm Road, Suite A2, Johns Island SC 29455
1-866-9SATUIT (1-866-972-8848)   info@satuitcapital.com

Inside this edition:

Welcome to Satuit Capital Management

Satuit Capital Management, LLC, the Advisor to the Satuit Capital Micro Cap Fund (SATMX), is pleased to introduce you to SCM and our Fund. From RFPs that we have seen over the years, we have devised our own FAQ and answers for your review. We hope you find the enclosed material informative. If you should have any questions or comments, please contact Robert Sullivan, Chief Investment Officer at 866-972-8848 or rsullivan@satuitcapital.com.

The views expressed herein are exclusively those of Satuit Capital Management, LLC as of July 22, 2009 and are not meant as investment advice and are subject to change.

No part of this presentation may be reproduced in any manner without the written permission of Satuit Capital Management, LLC. Information contained herein is derived from sources we believe to be reliable, however, we do not represent that this information is complete or accurate, and it should not be relied upon as such. All opinions expressed herein are subject to change without notice.

This information is prepared for general information only. It does not have regard to the specific investment objectives, financial situation and the particular needs of any specific person who may receive this report. Investors should seek financial advice regarding the appropriateness of investing in any security or investment strategies discussed or recommended in this report and should understand that statements regarding future prospects may not be realized. Investors should note that security values may fluctuate and that each security's price or value may rise or fall. Accordingly, investors may receive back less than originally invested. Past performance is not necessarily a guide to future performance. Individual client accounts may vary. ■ ■ ■

The Satuit Capital Micro Cap Fund   SATMX / No Load

The Satuit Capital Micro Cap Fund, ticker symbol SATMX, seeks to provide investors with long-term capital appreciation by investing in a diversified portfolio of U.S. common stocks with market capitalizations under $500 million that the Investment Advisor believes exhibit reasonable valuations and favorable growth prospects.

▶ Investment Objectives
The SATMX investment objective is to provide investors with long-term capital appreciation.

▶ Principal Investment Strategies
Satuit Capital Management, LLC (the Advisor) seeks to achieve SATMX's investment objective by investing at least 80% of its net assets in a diversified portfolio of U.S. common stocks with market capitalizations under $500 million. The Advisor will select portfolio securities, which the Advisor believes exhibit reasonable valuations and favorable growth prospects.

The Advisor utilizes proprietary quantitative analysis of both value and growth characteristics to rank U.S. companies with market capitalizations under $500 million (micro-cap companies). Valuation and growth characteristics are equally weighted. From these analyses, a Focus List is created.

The Advisor then subjects the stocks on the Focus List to a qualitative analysis of each company's valuation and growth characteristics in order to determine whether these characteristics are sustainable over the long term. Such analysis includes a more detailed review of each company's competitive position in its particular market sector, its business prospects and financial statements. Valuation analysis is used to determine the inherent value of the company and requires the analysis of financial information such as a company's price to book, price to sales, return on equity, and return on assets ratios. Growth analysis is used to determine a company's potential for long-term dividends and earnings growth as determined by market-oriented factors such as market share, the launch of new products or services, the strength of its management and market demand. The purpose of this analysis is to determine the drivers and sustainability of revenue growth, margin expansion, balance sheet strength and cash flow.

The Fund's prospectus contains important information about the Fund's investment objectives, potential risks, management fees, charges and expenses, and other information. Please read and consider it carefully before investing or sending money. You may obtain a current copy of the Fund's prospectus by calling 1-866-972-8848.

Funds whose investments are concentrated in a specific industry or in smaller capitalized companies may be subject to a higher degree of market risk than funds whose investments are diversified and may not be suitable for all investors.

The Investment Team

ROBERT J. SULLIVAN, *Chief Investment Officer*
Portfolio Manager of the Satuit Capital Micro Cap Fund
Robert J. Sullivan, founder and Chief Investment Officer of Satuit Capital Management, LLC (SCM) has over 25 years of investment experience. He is responsible for implementing the day-to-day management of the SCM's investment operations. He has been the Portfolio Manager of the Satuit Capital Micro Cap Fund (SATMX) since its inception in 2000. He is also responsible for the investments in the Consumer and Health Care sectors.

Prior to founding Satuit Capital Management, Mr. Sullivan was employed by Cadence Capital Management as a Senior Equity Analyst with direct investment responsibility for Basic Industry, Capital Goods, and Transportation sectors. Mr. Sullivan also held positions at Fidelity Capital Markets and Bridge Information Systems. He began his investment career in 1981 as an analyst for a D.C. venture capital firm.

Mr. Sullivan holds a Bachelor's Degree in Economics from the University of Maryland and holds Series 7, 22, and 63 licenses from the Financial Industry National Regulatory Authority (FINRA).

ROBERT H. JOHNSON / Senior Equity Analyst
For over 40 years, Robert Johnson has established a distinguished and successful career in the investment industry. Mr. Johnson's career includes employment with Putnam Management, Smith Barney, Wood Struthers & Winthrop, First Boston Corp, BZW and Credit Lyonnaise.

Most recently, Mr. Johnson was employed at Adams Harkness & Hill which was acquired by Canaccord and subsequently named Canaccord Adams. Mr. Johnson's responsibilities at Adams Harkness & Hill included Institutional Sales coverage of a wide and distinguished group of Institutional Asset Management firms in Boston, New York, San Francisco, and Montreal. Further, Mr. Johnson's responsibilities included management of the Institutional Research and Sales morning meetings, coordinating the flow and prioritizing the firm's daily research call activity. Mr. Johnson was the founder of the Boston-based Downtown Discussion Club which he ran for over 30 years. Mr. Johnson is a member of the Boston Security Analysts Society.

Mr. Johnson's responsibilities include direct research and investment for the Energy, Financial, and Basic Industry sectors.

Mr. Johnson holds a Bachelors Degree from Boston College and an MBA from Babson College.

EDWARD MOORE, CFA / Senior Equity Analyst
With over 15 years of investment industry experience, Mr. Moore is responsible for all investments in the Technology and Telecom sectors. He also shares investment responsibility for the Health Care sector.

Mr. Moore joins Satuit Capital Management, LLC from successful employment at some of Boston, MA's most prestigious investment management firms including Essex Investment Management and Loomis, Sayles & Co. Most recently, Mr. Moore was with Century Capital Management, LLC. At Century, Mr. Moore was responsible for Technology Sector investment research across all market capitalizations. Mr. Moore began his investment carrier as a broker on the floor of the Boston Stock Exchange.

Mr. Moore holds a Bachelors of Science Degree from Massachusetts Institute of Technology and is a Chartered Financial Analyst. He is a member of the Boston Security Analysts Society, the CFA Institute and holds a Series 7 license from the National Association of Securities Dealers.

JEFFREY MacCUNE / Director of Equity Trading and Operations
Jeffrey MacCune, the Director of Equity Trading and Operations, has over 25 years of investment experience. He is responsible for overseeing and executing all equity transactions made on behalf of the firm.

Prior to joining Satuit Capital Management in 2007, Mr. MacCune was Co-Manager of Equity Trading with Boston Institutional Services. Mr. MacCune began his career as Vice President of Institutional Equities at Lehman Brothers and also worked at Deutsche Bank as a Vice President Institutional Sales Trader and W.R. Hambrecht as a Senior Sales Trader.

Mr. MacCune holds a Bachelors of Science Degree in Business Economics from Merrimack College and Series 7, 24, and 63 licenses from the National Association of Securities Dealers Inc. He is a member of the Boston Securities Traders Association.

JIM ESPINALES, CIMA® / National Account Manager
Jim Espinales has over 15 years of financial services and investment experience. As Satuit Capital Management's (SCM) National Account Manager, Mr. Espinales is responsible for introducing SCM to other third party advisors, wealth management firms, institutional and independent investors, and investment manager platforms.

Prior to joining Satuit Capital Management Mr. Espinales was a Director within UBS' Investment Solutions Division. While serving as Product Manager and providing key support to more than 8,000 financial advisors, Mr. Espinales' responsibilities included analysis and research of asset managers.

Mr. Espinales holds dual Bachelor of Science Degrees in Finance and Management from New York University. He is a member of the Investment Management Consultants Association, Inc. and holds the Certified Investment Management Analyst℠ designation. He also holds Series 7 and 63 licenses from the National Association of Securities Dealers.

Thinking Small: Reality versus Perception

Source: Center for Research in Securities Prices (CRISP), University of Chicago
National Bureau of Economic Research (NBER)
Satuit Capital Management, LLC

THE SUN RISES IN THE EAST and sets in the west. Economies expand; economies contract. If you skate to where the puck is going to be, you'll get there before it does. It's the natural state of things. If you invest now in the stock market capitalization segment that we believe has the best chance of outperforming over the next three years, history shows you'll do better than most.

On December 1, 2008, the National Bureau of Economic Research (NBER) told us that the U.S. economy is in a recession that started in December of 2007. Who woulda thunk it? Not to be glib towards the folks at NBER, but the only real surprise came as to their start date, December of 2007. The only other folks (that I've read) to call that date had been Merrill Lynch, so I guess kudos to Merrill for being on target… (Hey, Merrill, when do you think the economy will be expanding again)? As many of you know, we have done much work on equity returns during expansionary periods and recessionary periods. In light of that date certain, we decided to look at what happens to equity returns after recessionary periods end.

Finally, let's keep in mind that the average recession (post-WWII) has lasted about 9.6 months, so our current recession looks to be headed to be one of the longer ones. Interestingly enough, if memory serves, the two longest recessions we've had—1973 to 1975 and 1981 to 1982—were preceded by oil price shocks.

Our first step to determine which equity market capitalizations perform the best is to create the data. We use Center for Research in Securities Prices (CRSP) for our data. CRSP creates a ranking by market capitalization of U.S. domestic stocks. CRSP then creates deciles (based on market capitalization) in which to place each stock. Deciles 1 and 2 represent the largest market cap stocks and are defined as Large Cap. Deciles 3, 4, and 5 are the next largest market caps and are called Mid Cap. Deciles 6, 7, and 8 are the next group and are defined as Small Cap. Finally, deciles 9 and 10 or the two smallest deciles of market capitalization are considered Micro Cap. Fortunately, our friends at CRSP also calculate

Continued on next page ▸

TABLE 1   1-Year Returns After Recession Ends

Recessionary Period	Months	Micro Cap	Small Cap	Mid Cap	Large Cap
Dec 48 – Sep 49	10	43.85%	38.99%	32.56%	31.53%
Jul 53 – Apr 54	10	60.62%	53.10%	45.14%	36.55%
Sep 57 – Mar 58	7	64.37%	55.42%	48.17%	36.46%
May 60 – Jan 61	9	21.71%	18.85%	16.89%	14.82%
Jan 70 – Oct 70	10	18.63%	23.21%	25.21%	17.20%
Dec 73 – Feb 75	14	72.39%	57.45%	46.12%	24.48%
Feb 80 – Jun 80	5	58.11%	43.41%	34.70%	17.84%
Aug 81 – Oct 82	14	0.84%	3.10%	3.60%	3.10%
Aug 90 – Apr 91	9	28.08%	24.81%	24.88%	17.99%
Apr 01 – Nov 01	8	-0.45%	-11.77%	-10.44%	-16.31%
December 07					
Average Return	9.60	36.82%	30.66%	26.68%	18.37%
Standard Deviation		26.69%	23.23%	19.12%	16.05%
Best Return highlighted in orange					
% Times Best Return		80%	0%	20%	0%

*In **TABLE 1** above, we calculate the returns of micro cap, small cap, mid cap, and large cap one year after the recession end. Our return calculation begins with $1 invested at the end of the last month of the recession—for example, beginning on September 1949 and ending on September 30, 1950. The results do not surprise us. Micro cap stocks, CRSP deciles 9 and 10, have outperformed 80% of the time the first 12 months after a recession ends. We acknowledge that the standard deviation of returns is higher for micro cap. However the "batting average" is 80%, and the returns versus small, mid, and large caps are so much higher that we discount standard deviation as an investment factor.*

• The Fund's prospectus contains important information about the Fund's investment objectives, potential risk, management fees, charges and expenses, and other information. Please read and consider it carefully before investing or sending money. You may obtain a current copy of the Fund's prospectus by calling 1-866-972-8848.
• Information provided with respect to the Fund's Portfolio Holdings, Sector Weightings, Number of Holdings and Expense Ratios is as of June 30, 2009 and is subject to change at any time.

◄ *Continued from previous page*

Source: Center for Research in Securities Prices (CRISP), University of Chicago
National Bureau of Economic Research (NBER)
Satuit Capital Management, LLC

the monthly returns for each of the deciles and combine them to create returns for a proxy of Large Cap, Mid Cap, Small Cap, and Micro Cap stocks. So, how do the returns of Large Cap, Mid Cap, Small Cap, and Micro Cap compare to one another coming out of recessions?

In **Table 1**, we calculate the returns of Micro Cap, Small Cap, Mid Cap, and Large Cap one year after each recession ends. Our return calculation begins with $1 invested at the end of the last month of the recession—for example, starting at month end September 1949 and ending on September 30, 1950. The results do not surprise us. Micro Cap Stocks, CRSP deciles 9 and 10 have outperformed 80% of the time the first 12 months after a recession ends. We acknowledge that the standard deviation of returns is higher for Micro Cap. However the "batting average" is 80%, and the returns versus Small, Mid, and Large Cap are so much higher that we discount standard deviation as an investment factor.

In **Table 2**, we calculate the 2-year annualized returns of Micro Cap, Small, Cap, Mid Cap, and Large Cap two years after the end of the recession. Our methodology again begins month end September 1949 and ends two years later on September 30, 1951. We then calculate the annualized return of the period. Surprisingly, we found that now Micro Cap stocks outperformed 90% of the time. Further, the average return, a sizable 26.35% annualized, comes with the second lowest standard deviation at 10.66%. Interestingly, Large Cap not only had the worst period return but also had the highest standard deviation of returns at 15.61% and 11.19% respectively.

Finally, in **Table 3**, we evaluate 3-year annualized returns after a recession ends. Again, our investment begins month end September 1949 and terminates September 30, 1952. Micro Cap returns start to show weakness only outperforming 50% of the time. Small Cap and Large Cap get in the picture and outperform occasionally.

Our final observation is this—if you add first and second place performance, Micro and Small Cap outperform 70%, 90%, and 65% respectively over the one-, two- and three-year periods. That's a pretty good batting average!

Continued on next page ▶

TABLE 2 2-Year Annualized Returns After Recession Ends

Recessionary Period	Months	Micro Cap	Small Cap	Mid Cap	Large Cap
Dec 48 – Sep 49	10	35.65%	34.38%	30.35%	30.20%
Jul 53 – Apr 54	10	37.54%	34.09%	30.95%	32.37%
Sep 57 – Mar 58	7	29.20%	25.08%	22.11%	18.76%
May 60 – Jan 61	9	11.27%	9.53%	8.93%	8.28%
Jan 70 – Oct 70	10	11.16%	16.53%	18.51%	20.27%
Dec 73 – Feb 75	14	38.05%	35.61%	27.80%	13.86%
Feb 80 – Jun 80	5	14.26%	8.98%	7.75%	1.19%
Aug 81 – Oct 82	14	34.21%	31.27%	26.87%	20.03%
Aug 90 – Apr 91	9	25.69%	21.03%	20.10%	13.19%
Apr 01 – Nov 01	8	26.49%	11.11%	8.54%	-2.04%
December 07					
Average Return	9.60	26.35%	22.76%	20.19%	15.61%
Standard Deviation		10.66%	10.79%	9.10%	11.19%

Best Return highlighted in orange					
% Times Best Return		90%	0%	0%	10%

*In **TABLE 2** above, we calculate the 2-year annualized returns of micro cap, small cap, mid cap, and large cap two years after the end of the recession. For example, our methodology again begins month end September 1949 and ends two years later on September 30, 1951. We then calculate the annualized return of the period. Surprisingly, we found that now micro cap stocks outperformed 90% of the time. Further, the average return, a sizable 26.35% annualized, comes with the second lowest standard deviation at 10.66%. Interestingly, large cap not only had the worst period return but also had the highest standard deviation of returns at 15.61% and 11.19% respectively.*

• **The Fund's prospectus contains important information about the Fund's investment objectives, potential risk, management fees, charges and expenses, and other information. Please read and consider it carefully before investing or sending money. You may obtain a current copy of the Fund's prospectus by calling 1-866-972-8848.**
• **Information provided with respect to the Fund's Portfolio Holdings, Sector Weightings, Number of Holdings and Expense Ratios is as of June 30, 2009 and is subject to change at any time.**

◄ *Continued from previous page*

Source: Center for Research in Securities Prices (CRISP), University of Chicago
National Bureau of Economic Research (NBER)
Satuit Capital Management, LLC

Our conclusion for investors is simple. Someone once said that the difference between an average investor and a great investor is that person's ability to separate reality from perception. Reality drives alpha; perception drives you off a cliff! Investors will be bombarded with strategies that are perceived to be winners. We'll bet investors will hear a lot about Large Cap and maybe international. The perception is that those asset classes will outperform because they are bigger and are more liquid, and that somehow this makes them more attractive. That is perception. In our opinion, reality is in Tables 1, 2, and 3.

To further discuss these thoughts or to obtain a prospectus, please call 1-866-972-8848.

Information provided in this piece was obtained by sources deemed reliable, but no guarantee is made to the accuracy of the information. An investor should consider the investment objectives, risks, charges and expenses of the Satuit Funds carefully before investing. The Prospectus contains this and other information and should be read carefully.

WE'LL BET INVESTORS WILL HEAR A LOT ABOUT LARGE CAP AND MAYBE INTERNATIONAL. THE PERCEPTION IS THAT THOSE ASSET CLASSES WILL OUTPERFORM BECAUSE THEY ARE BIGGER AND ARE MORE LIQUID AND THAT SOMEHOW THIS MAKES THEM MORE ATTRACTIVE. THAT IS PERCEPTION. IN OUR OPINION, REALITY (AND ALPHA) IS IN TABLES 1, 2, AND 3.

TABLE 3   3-Year Annualized Returns After Recession Ends

Recessionary Period	Months	Micro Cap	Small Cap	Mid Cap	Large Cap
Dec 48 – Sep 49	10	22.30%	22.49%	21.43%	21.80%
Jul 53 – Apr 54	10	24.39%	22.68%	21.34%	21.15%
Sep 57 – Mar 58	7	7.42%	8.11%	8.53%	6.12%
May 60 – Jan 61	9	2.49%	1.93%	2.72%	3.70%
Jan 70 – Oct 70	10	-0.41%	5.04%	8.47%	13.13%
Dec 73 – Feb 75	14	32.17%	28.15%	18.79%	5.59%
Feb 80 – Jun 80	5	38.55%	32.72%	26.99%	17.75%
Aug 81 – Oct 82	14	16.31%	18.30%	15.49%	15.16%
Aug 90 – Apr 91	9	16.11%	13.53%	12.91%	8.90%
Apr 01 – Nov 01	8	22.53%	14.06%	11.11%	2.28%
December 07					
Average Return	9.60	18.19%	16.70%	14.78%	11.56%
Standard Deviation		12.47%	10.02%	7.41%	7.23%
Best Return highlighted in orange					
% Times Best Return		50%	20%	10%	20%

*Finally, in **TABLE 3** above, we evaluate 3-year annualized returns after a recession ends. Again, our investment begins, for example, month end September 1949 and terminates September 30, 1952. Micro cap returns start to show weakness only outperforming 50% of the time. Small cap and large cap get in the picture and outperform occasionally.*

• **The Fund's prospectus contains important information about the Fund's investment objectives, potential risk, management fees, charges and expenses, and other information. Please read and consider it carefully before investing or sending money. You may obtain a current copy of the Fund's prospectus by calling 1-866-972-8848.**
• **Information provided with respect to the Fund's Portfolio Holdings, Sector Weightings, Number of Holdings and Expense Ratios is as of June 30, 2009 and is subject to change at any time.**

Why Micro Cap and Small Cap Matter Now

Keeping with our Thinking Small "Reality Versus Perception," we decided to take a look at returns of market capitalizations when bear markets end. We cleverly titled this piece "Reality Versus Perception—The End of the Bear."

Our methodology is simplistic but it gets to the question, "when coming out of bear markets, what equity capitalizations have the best returns?" Before we begin to answer the question we thought a little background would be interesting.

Tables 1, 2, and 3 show the last 20 bear markets. Specifically, Table 1 shows the last 20 by date. We show the loss, the duration, and the approximate number of months from the end of the bear market to the beginning of the next bear market. What stands out most to us in Table 1 is the extraordinary length of time from the end of the 1990 bear market to the beginning of the next bear market—approximately 113 months.

Tables 2 and 3 show the bear markets by the percentage loss. The 1929 to 1932 bear (the Great Depression) was disastrous, with the market declining close to 90%, unemployment above 25%, and a completely stalled economy. While duration was 704 days, it's effects were felt for generations. The next nastiest bear came some five years later and lasted for another five years and brought equity levels down by 60%. Having lasted (so far) only 353 days, our current bear is the third nastiest bear in history. No other bear in history (except for the losses of the Great Depression) has been as swift and violent!

Moving back to the question we asked in the second paragraph, Tables 4, 5, and 6 are an extension of the work in our 2008 year-end Introduction "Reality versus Perception" where we examined market capitalization returns for 1, 2, and 3 years after economic recessions. For a copy, please contact us.

Table 4 shows the 1-year annualized return of micro cap, small cap, mid cap, and large cap, one year after the bear market ends. Our definition of micro, small, mid, and large cap stocks is adopted from the Center for Research in Securities Prices (CRSP) at the University of Chicago. Highlighted (in grey) are the best returning market capitalizations one year after the bear market ends. Stocks categorized as micro cap had the best returns 57% of the time and currently have the highest

Continued on next page ▶

TABLE 1 Bear Markets by Date

	Loss	# Days	Mos to Next
6-17-1901 to 11-9-1903	-46.10%	602	26
1-19-1906 to 11-15-1907	-48.50%	459	26
11-19-1909 to 7-30-1914	-29.00%	1178	26
11-21-1916 to 12-19-1917	-40.10%	268	23
11-3-1919 to 12-21-1920	-44.20%	283	23
9-16-1929 to 7-8-1932	-86.20%	704	106
3-10-1937 to 4-28-1942	-60.00%	1284	57
5-29-1946 to 6-13-1949	-29.60%	761	49
8-2-1956 to 10-22-1957	-21.60%	307	74
8-3-1959 to 10-25-1960	-13.90%	311	22
12-11-1961 to 6-26-1962	-27.70%	136	14
2-9-1966 to 10-7-1966	-22.20%	167	38
11-29-1968 to 5-26-1970	-36.10%	369	32
1-11-1973 to 10-3-1974	-48.20%	436	23
9-21-1976 to 3-6-1978	-19.40%	366	32
11-28-1980 to 8-12-1982	-27.10%	430	60
8-25-1987 to 12-4-1987	-33.50%	71	31
7-16-1990 to 10-11-1990	-19.90%	62	113
3-24-2000 to 10-9-2002	-49.10%	637	62
10-9-2007 to 3-5-2009	**-56.40%**	**353**	
Average	**-37.94%**	**459.2**	**44**

TABLE 2 Bear Markets by Loss

	Loss	# Days
9-16-1929 to 7-8-1932	-86.20%	704
3-10-1937 to 4-28-1942	-60.00%	1284
10-9-2007 to 3-5-2009	**-56.40%**	**353**
3-24-2000 to 10-9-2002	-49.10%	637
1-19-1906 to 11-15-1907	-48.50%	459
1-11-1973 to 10-3-1974	-48.20%	436
6-17-1901 to 11-9-1903	-46.10%	602
11-3-1919 to 12-21-1920	-44.20%	283
11-21-1916 to 12-19-1917	-40.10%	268
11-29-1968 to 5-26-1970	-36.10%	369
8-25-1987 to 12-4-1987	-33.50%	71
5-29-1946 to 6-13-1949	-29.60%	761
11-19-1909 to 7-30-1914	-29.00%	1178
12-11-1961 to 6-26-1962	-27.70%	136
11-28-1980 to 8-12-1982	-27.10%	430
2-9-1966 to 10-7-1966	-22.20%	167
8-2-1956 to 10-22-1957	-21.60%	307
7-16-1990 to 10-11-1990	-19.90%	62
9-21-1976 to 3-6-1978	-19.40%	366
8-3-1959 to 10-25-1960	-13.90%	311
Average	**-37.94%**	**44**

TABLE 3 Bear Markets by Duration

	Loss	# Days
7-16-1990 to 10-11-1990	-19.90%	62
8-25-1987 to 12-4-1987	-33.50%	71
12-11-1961 to 6-26-1962	-27.70%	136
2-9-1966 to 10-7-1966	-22.20%	167
11-21-1916 to 12-19-1917	-40.10%	268
11-3-1919 to 12-21-1920	-44.20%	283
8-2-1956 to 10-22-1957	-21.60%	307
8-3-1959 to 10-25-1960	-13.90%	311
10-9-2007 to 3-5-2009	**-56.40%**	**353**
9-21-1976 to 3-6-1978	-19.40%	366
11-29-1968 to 5-26-1970	-36.10%	369
11-28-1980 to 8-12-1982	-27.10%	430
1-11-1973 to 10-3-1974	-48.20%	436
1-19-1906 to 11-15-1907	-48.50%	459
6-17-1901 to 11-9-1903	-46.10%	602
3-24-2000 to 10-9-2002	-49.10%	637
9-16-1929 to 7-8-1932	-86.20%	704
5-29-1946 to 6-13-1949	-29.60%	761
11-19-1909 to 7-30-1914	-29%	1178
3-10-1937 to 4-28-1942	-60.00%	1284
Average	**-37.94%**	**44**

◄ *Continued from previous page*

average one-year annualized return of 55%. Small caps had the best returns 29% of the time while mid cap and large cap had the best returns one time each.

In Table 4, we further highlighted (in light blue) the second best returns. Small cap had the first or second best return 92% of the time followed by micro cap at 71% of the time.

In Tables 5 and 6 we extend the annualized return period to 2 and 3 years after each bear market ended. The results are consistent with what we found in Table 4 (and our work looking at returns after recessions end). Micro cap stocks had the best average returns. Micro cap returns were also the highest more often.

Our conclusion now for investors is the same as our conclusion in the original "Reality Versus Perception" piece we did on recessions—don't forget about the micro cap and small cap allocation. The financial press and financial strategists will likely be calling for all investors to allocate to large cap as the economy expands. However, from the data in these tables, it is clear to us that micro cap and small cap could rule the day. ■ ■ ■

TABLE 4   Returns 1 Year After End of Bear Market

	Micro Cap	Small Cap	Mid Cap	Large Cap
9-16-1929 to 7-8-1932	61.11%	27.51%	22.90%	16.37%
3-10-1937 to 4-28-1942	163.72%	88.42%	72.45%	57.37%
5-29-1946 to 6-13-1949	37.57%	36.47%	31.22%	32.13%
8-2-1956 to 10-22-1957	48.71%	44.07%	42.70%	29.10%
8-3-1959 to 10-25-1960	29.64%	33.85%	39.25%	32.72%
12-11-1961 to 6-26-1962	18.95%	25.63%	28.57%	31.24%
2-9-1966 to 10-7-1966	96.52%	60.35%	41.75%	19.33%
11-29-1968 to 5-26-1970	44.83%	49.80%	47.20%	32.84%
1-11-1973 to 10-3-1974	39.78%	42.12%	41.03%	23.80%
9-21-1976 to 3-6-1978	31.62%	30.51%	24.85%	18.94%
11-28-1980 to 8-12-1982	83.98%	68.46%	55.03%	39.71%
8-25-1987 to 12-4-1987	21.73%	24.79%	21.70%	15.97%
7-16-1990 to 10-11-1990	56.47%	62.63%	53.20%	32.73%
3-24-2000 to 10-9-2002	41.88%	47.03%	39.25%	19.44%
10-9-2007 to 3-5-2009				
Average	**55.47%**	**45.83%**	**40.08%**	**28.69%**
% Time w/Best Returns	**57%**	**29%**	**7%**	**7%**

TABLE 5   Annualized 2-Year Returns After Bear Market Ends

	Micro Cap	Small Cap	Mid Cap	Large Cap
9-16-1929 to 7-8-1932	217.06%	50.78%	46.85%	25.30%
3-10-1937 to 4-28-1942	73.61%	47.72%	37.19%	30.39%
5-29-1946 to 6-13-1949	35.72%	34.37%	30.17%	29.53%
8-2-1956 to 10-22-1957	35.58%	32.60%	31.02%	22.64%
8-3-1959 to 10-25-1960	3.06%	2.90%	4.94%	6.15%
12-11-1961 to 6-26-1962	13.39%	20.41%	21.24%	25.96%
2-9-1966 to 10-7-1966	72.26%	47.14%	31.25%	15.58%
11-29-1968 to 5-26-1970	24.93%	28.97%	28.79%	23.44%
1-11-1973 to 10-3-1974	38.17%	37.98%	35.33%	21.13%
9-21-1976 to 3-6-1978	17.52%	17.86%	15.24%	12.85%
11-28-1980 to 8-12-1982	27.47%	28.93%	23.23%	22.17%
8-25-1987 to 12-4-1987	14.87%	21.96%	23.39%	23.84%
7-16-1990 to 10-11-1990	32.69%	33.37%	31.94%	20.80%
3-24-2000 to 10-9-2002	24.91%	29.64%	25.19%	13.75%
10-9-2007 to 3-5-2009				
Average	**45.09%**	**31.05%**	**27.56%**	**20.97%**
% Time w/Best Returns	**43%**	**36%**	**0%**	**21%**

TABLE 6   Annualized 3-Year Returns After Bear Market Ends

	Micro Cap	Small Cap	Mid Cap	Large Cap
9-16-1929 to 7-8-1932	80.99%	46.89%	41.80%	27.55%
3-10-1937 to 4-28-1942	71.33%	50.72%	39.51%	29.83%
5-29-1946 to 6-13-1949	27.56%	28.09%	26.95%	26.93%
8-2-1956 to 10-22-1957	19.97%	17.58%	17.12%	13.27%
8-3-1959 to 10-25-1960	9.82%	12.00%	12.79%	14.97%
12-11-1961 to 6-26-1962	13.56%	16.50%	17.61%	18.77%
2-9-1966 to 10-7-1966	37.25%	25.42%	17.93%	9.12%
11-29-1968 to 5-26-1970	-1.31%	4.83%	7.64%	14.87%
1-11-1973 to 10-3-1974	33.76%	32.68%	25.45%	10.99%
9-21-1976 to 3-6-1978	34.29%	32.77%	28.96%	20.41%
11-28-1980 to 8-12-1982	22.02%	25.42%	22.48%	21.30%
8-25-1987 to 12-4-1987	-1.30%	6.93%	10.87%	14.34%
7-16-1990 to 10-11-1990	34.89%	32.65%	29.50%	18.37%
3-24-2000 to 10-9-2002	20.89%	24.36%	22.35%	12.17%
10-9-2007 to 3-5-2009				
Average	**28.84%**	**25.49%**	**22.93%**	**18.06%**
% Time w/Best Returns	**50%**	**21%**	**0%**	**29%**

Tables Sources: Center for Research in Securities Prices (CRISP), University of Chicago, National Bureau of Economic Research (NBER), and Satuit Capital Management, LLC

Satuit Capital Micro Cap Fund Historical Returns as of June 30, 2009 / Asset Level $66 Million

▶ *As of June 30, 2009, SATMX achieved a 5-Star Rating based on a 5-year period and a 5-Star Overall Rating in Morningstar's Small Cap Growth category.*

▶ *For details regarding SATMX's $11 million tax loss carry forward, please call us at 866-972-8848.*



Source: Russell and Satuit Capital Management, LLC

For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the 22.5% receive 2 stars, and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages). The Overall Morningstar Rating™ for a fund is derived from a weighted average of the performance figures associated with its 3-, 5-, and 10-year (if applicable) Morningstar Rating metrics. The Fund had the following ratings for the 3- and 5-periods respectively: 4-stars and 5-stars out of 687, and 573 Small Cap Growth Funds.

You should carefully consider the investment objectives, potential risks, management fees, and charges and expenses of SATMX before investing. SATMX's prospectus contains this and other information about SATMX and should be read carefully before investing. You may obtain a current copy of SATMX's prospectus by calling 1-866-972-8848. Past performance is no guarantee of future results. The investment return and principal value of an investment in SATMX will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of SATMX may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-866-972-8848. Absent waivers/reimbursements of fees and other operating expenses of the Fund, the Fund's return would have been less.

Funds whose investments are concentrated in a specific industry or in smaller capitalized companies may be subject to a higher degree of market risk than funds whose investments are diversified and may not be suitable for all investors.

SATMX FUND

Expense Ratio

Gross expenses	2.30%
Fee waivers and/or expense reimbursements	(0.35%)
Net expenses	1.95%

Satuit Capital Micro Cap Fund Strategy Data as of June 30, 2009 / Asset Level $66 Million

SECTOR ALLOCATION



Sector	%
Info Tech	25%
Industrials	24%
Financials	17%
Cons Disc	12%
Energy	10%
Health Care	8%
Materials	2%
Cash	2%

SATMX OVERVIEW

The Satuit Capital Micro Cap Fund (SATMX) has a $1,000 minimum investment. SATMX invests in companies with market capitalizations between $500 million of market cap or less. The investment philosophy of SATMX is that, over the long term, companies that trade at reasonable prices to their earnings growth rate and have above average potential for earnings growth may outperform the market. The investment process consists of proprietary quantitative model and qualitative analysis to determine a company's potential for revenue growth, margin expansion, improved balance sheet strength and cash flow. The NASDAQ Ticker Symbol is **SATMX**. ■ ■ ▫

SATMX TOP 15 HOLDINGS

Name	Sym	% Wt	Sector
Stec Inc	STEC	1.82%	Info Tech
Noven Pharmaceuticals	NOVN	1.60%	Health Care
Metalico Inc	MEA	1.60%	Industrials
Harbin Electric Inc	HRBN	1.57%	Industrials
Nve Corp	NVEC	1.57%	Info Tech
Maiden Holdings Ltd	MHLD	1.56%	Financials
Acme Packet Inc	APKT	1.52%	Info Tech
Bio-Reference Laboratories	BRLI	1.48%	Health Care
Intellon Corp	ITLN	1.48%	Info Tech
Amtrust Financial Services	AFSI	1.44%	Financials
Super Micro Computer Inc	SMCI	1.42%	Info Tech
Epoch Holding Corp	EPHC	1.40%	Financials
Employers Holdings Inc	EIG	1.37%	Financials
Cantel Medical Corp	CMN	1.36%	Health Care
Allion Health Care Inc	ALLI	1.35%	Health Care

SATMX CHARACTERISTICS

Name	SATMX	Russell Micro	Russell 2000
Total # of holdings	86	2000	2000
$2 billion and greater	0%	0%	1%
$1 billion to $2 billion	3%	0%	27%
$500 million to $1 billion	21%	1%	36%
$500 million and under	76%	99%	36%
Weighted average market capitalization ($billion)	0.345	0.207	0.763
Median average market capitalization ($billion)	0.279	0.117	0.318
Portfolio yield	0.40%	1.30%	1.48%
2009 P/E ratio	13.4x	14.6x	15.0x
P/B ratio	1.70	1.29	1.53

• The Fund's prospectus contains important information about the Fund's investment objectives, potential risk, management fees, charges and expenses, and other information. Please read and consider it carefully before investing or sending money. You may obtain a current copy of the Fund's prospectus by calling 1-866-972-8848.
• Information provided with respect to the Fund's Portfolio Holdings, Sector Weightings, Number of Holdings and Expense Ratios is as of June 30, 2009 and is subject to change at any time.

Satuit Capital Micro Cap Fund

Top 10 Stock Contributors to Active Return for Second Quarter 2009 versus the RMicro Index



Bottom 10 Stock Contributors to Active Return for Second Quarter 2009 versus the RMicro Index



Source: Style Research and Satuit Capital Management, LLC

• The Fund's prospectus contains important information about the Fund's investment objectives, potential risk, management fees, charges and expenses, and other information. Please read and consider it carefully before investing or sending money. You may obtain a current copy of the Fund's prospectus by calling 1-866-972-8848.

• Information provided with respect to the Fund's Portfolio Holdings, Sector Weightings, Number of Holdings and Expense Ratios is as of June 30, 2009 and is subject to change at any time.

Satuit Capital Management Micro Cap Fund

Sector Contribution to Active Return Second Quarter 2009 versus RMicro Index



Source: Style Research and Satuit Capital Management, LLC

These charts show the amount of Active Return (the difference between portfolio return and the universe of micro cap stocks) for each sector. The **Allocation, Stock, and Interaction** bar charts show the impact (active return) of the portfolio's characteristic within the sector. The **Average Active Weight** bar chart shows the difference in sector weightings of the portfolio and universe. The **Relative Return** bar chart shows the difference in return of the *sector within the universe* to the *entire* universe. The **Allocation** chart shows the impact of Active Weighting of each sector. The **Stock** chart shows the impact due to the Stock Selection skill. The **Interaction** chart shows the portfolio's Active Return due to the Active Weighting of each stock in the portfolio.

• The Fund's prospectus contains important information about the Fund's investment objectives, potential risk, management fees, charges and expenses, and other information. Please read and consider it carefully before investing or sending money. You may obtain a current copy of the Fund's prospectus by calling 1-866-972-8848.

• The Fund's past performance does not guarantee future results. The investment return and principal value of an investment in the Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may obtained by calling 1-866-972-8848.

• Information provided with respect to the Fund's Portfolio Holdings, Sector Weightings, Number of Holdings and Expense Ratios is as of June 30, 2009 and is subject to change at any time.

Satuit Micro Cap Fund / Portfolio Style Analysis

Benchmark: Micro Cap Universe
Evaluation Date: June 2009
Region: USA
Source: Satuit Capital Management, LLC
and the Style Research Portfolio Analyzer





◄

STYLE SKYLINES™

identifies the major benchmark-relative Style Tilts of 18 style factors of the Fund. Each Style Tilt shows the difference (standardized) between the portfolio and benchmark. A positive tilt indicates that the portfolio's style factor (e.g., mean book to price ratio) is higher than the benchmark's. A Tilt value greater than 2(less than -2) is very deliberate, whereas a tilt less than 0.5(-0.5) shows little deliberateness. This Skyline chart shows that the Satuit Micro Cap Fund has very strong and deliberate Growth (light blue) Style Tilts, whereas many of the Value (dark blue) Style Tilts are negative except for Earnings Yield (inverse of PE ratio) and EBITDA to Price ratio. This indicates Growth at a reasonable price (GARP).

◄

SECTOR SKYLINES

shows the sector weighting percentages for each sector of the portfolio (dark blue) and benchmark (light blue). This shows which sectors the Fund has more or less invested in compared to the benchmark. It's important to note that the Fund's stocks are chosen based upon specific stock information—not the sector it belongs to. This Skyline chart shows the Satuit Micro Cap Fund to be more overweight in Industrials and Info Tech, whereas the portfolio is more underweight in Financials and Health Care sectors.

Continued on next page ▶

• **The Fund's prospectus contains important information about the Fund's investment objectives, potential risk, management fees, charges and expenses, and other information. Please read and consider it carefully before investing or sending money. You may obtain a current copy of the Fund's prospectus by calling 1-866-972-8848.**
• **Information provided with respect to the Fund's Portfolio Holdings, Sector Weightings, Number of Holdings and Expense Ratios is as of June 30, 2009 and is subject to change at any time.**









Benchmark: Micro Cap Universe
Evaluation Date: June 2009
Region: USA
Source: Satuit Capital Management, LLC
and the Style Research Portfolio Analyzer

◄ *Continued from previous page*

Style Distribution
60
50
40
30
20
10
0
% Weight
Portfolio
Benchmark
Coverage
Top50 Value
Top50 Growth
Mid30 Value
Mid30 Growth
Bottom20 Value
Bottom20 Growth
Style

STYLE DISTRIBUTION

shows the proportions of a portfolio and benchmark in each of six basic Style groups. Each Style group is a combination of 1) Market Capitalization: either the top 50% or mid 30% or bottom 20%, and 2) Book to Price ratio: either the top 50% (Value) or bottom 50% (Growth). The breakpoints are based upon the benchmark universe. This distribution chart shows the Satuit Micro Cap Fund having significantly more Top50 Growth stocks than the benchmark, and less in all three Value Style groups.

Market Cap Distribution
80
70
60
50
40
30
20
10
0
Weight %
Portfolio
Benchmark
Coverage
100% - 50%
50% - 20%
20% - 0%
Style

SIZE DISTRIBUTION

shows the proportions of a portfolio and benchmark in each of three Market capitalization groupings—the top 50% , the mid 30%, and the bottom 20% of the benchmark universe. This distribution chart shows the Satuit Micro Cap Fund as being moderately different than the benchmark when viewing only by market capitalization of stocks. The Fund has more of the Top50 stocks and less of the Mid30 stocks.

• The Fund's prospectus contains important information about the Fund's investment objectives, potential risk, management fees, charges and expenses, and other information. Please read and consider it carefully before investing or sending money. You may obtain a current copy of the Fund's prospectus by calling 1-866-972-8848.

• Information provided with respect to the Fund's Portfolio Holdings, Sector Weightings, Number of Holdings and Expense Ratios is as of June 30, 2009 and is subject to change at any time.

Satuit Micro Cap Fund / Portfolio Risk Analysis

Benchmark: Micro Cap Universe
Evaluation Date: June 2009
Region: USA
Source: Satuit Capital Management, LLC
and the Style Research Portfolio Analyzer

Coverage 3.8	Annualized Risk %	% of Total Risk
Tracking Error	7.3	100.0
Components of Tracking Variance		
Sector Risk (Pure)	3.73	7.0
Style X'terms	1.31	2.5
Style Risk (Pure)	2.38	4.5
Equity X'terms	2.44	4.6
Equity Risk (Pure)	43.55	81.5

Other Data	
Portfolio Beta	1.03
Portfolio Volatility	22.41
Benchmark Volatility	20.65
Correlation (Port, BM)	0.95

# of Stocks	Actual	Effective
Portfolio	87	83.5
Benchmark	2000	1418.4

Components of Tracking Variance



TRACKING ERROR

Tracking Error is sometimes called Active Risk and is an estimate of the expected relative volatility of the portfolio versus the benchmark and is expressed as an annualized percentage. Tracking Error is best thought of as an indicator of overall aggressiveness of a portfolio versus its benchmark or simply as a measure of the "difference" between portfolio and benchmark.

HOLDINGS-BASED ACTIVE RISK

Holdings-Based Active Risk is based on the current set of active weights (i.e. snapshot of portfolio versus benchmark at recent month end) and a covariance matrix based on the historic relationships over the past 5 years between Currencies, Markets, Sectors, Style and also Stock Specific returns.

TRACKING VARIANCE

Tracking Variance (the square of Tracking Error) is decomposed into contributions from Stock Selection ("Equity Risk"), Style Allocation, Sector Allocation and, for multi-currency portfolios Market Allocation and Currency Allocation. These are also displayed as percentages. The decomposition of Tracking Error provides further insights into the sources of risk in a portfolio. This information is displayed in the chart and the tables. A low Sector or Style Risk percentage indicates that the risk between the portfolio and the benchmark has little to do with the Sector or Style weightings within the portfolio, and that most of the risk is based upon the actual stocks chosen.

• The Fund's prospectus contains important information about the Fund's investment objectives, potential risk, management fees, charges and expenses, and other information. Please read and consider it carefully before investing or sending money. You may obtain a current copy of the Fund's prospectus by calling 1-866-972-8848.
• Information provided with respect to the Fund's Portfolio Holdings, Sector Weightings, Number of Holdings and Expense Ratios is as of June 30, 2009 and is subject to change at any time.

Satuit Micro Cap Fund / Trading and Liquidity Analysis

Benchmark: Micro Cap Universe
Evaluation Date: June 2009
Region: USA
Source: Satuit Capital Management, LLC
and the Style Research Portfolio Analyzer



Investing $6.5 million (10%) in SATMX
assuming trading 40% Average Daily Volume

TOP 10 ILLIQUID PORTFOLIO STOCKS

Name	Sector	Country	Port %	Avg Daily Vol (USD)	Days to Execute
Providence & Worcester RR	Industrials	USA	1.14	28,092	6.6
North American Energy Partners	Energy	Canada	0.89	58,968	2.5
Datalink Corp	Info Tech	USA	1.31	114,795	1.9
Smartheat Inc	Industrials	USA	1.16	158,129	1.2
Motorcar Parts of America Inc	Cons Disc	USA	1.04	146,323	1.2
Intellon Corp	Info Tech	USA	1.52	283,338	0.9
TGC Industries Inc	Energy	USA	1.21	242,694	0.8
Famous Dave's of America Inc	Cons Disc	USA	1.04	219,881	0.8
Information Services Group Inc	Info Tech	USA	1.07	228,498	0.8
Epoch Holding Corp	Financials	USA	1.44	328,878	0.7

LIQUIDITY ANALYSIS

This chart show the cumulative percentage completion of a new investment valued at $6,500,000 proportionally in all current stocks in the Fund. This is based upon the capability of the Fund to trade each day up to 40% of each stock's average daily trading volume. For example, after 30% of one trading day 85% of the investment has been completed; after one full trading day, 97% of the new investment is already invested in the stocks of the Fund.

The table lists the 10 stocks from the Fund that are most illiquid, based upon average trading volume and the number of days required to complete the purchase of that stock. Note that only five stocks require more than one day to complete the investment equal to 10% of the Fund.

• The Fund's prospectus contains important information about the Fund's investment objectives, potential risk, management fees, charges and expenses, and other information. Please read and consider it carefully before investing or sending money. You may obtain a current copy of the Fund's prospectus by calling 1-866-972-8848.

• Information provided with respect to the Fund's Portfolio Holdings, Sector Weightings, Number of Holdings and Expense Ratios is as of June 30, 2009 and is subject to change at any time.

Even including the Large Cap outperformance cycle in the late 90s that all investors (especially the large investment banks) are pining for, 10 years later an investor was still better off in Small and Micro Cap strategies!

Hmmmm. What were those 20 Large Cap stocks that drove the last Large Cap cycle? MSFT? MRK? IBM? AOL? Better go find that list!



Growth of $1 from June 30, 1997 through June 30, 2009

— Large Cap Deciles 1-2   — Mid Cap Deciles 3-5   — Small Cap Deciles 6-8   — Micro Cap Deciles 9-10

2001 Recession →

2008 Recession →

Source: CRSP and Satuit Capital Management, LLC

Asian Currency Crisis and LTCM

Moving out of the last recession, April '01 to November '01, the U.S. economy faced the aftermath of 9/11 along with the military build-up to and invasion of Iraq. All the while, the Fed was easing.

Continued on next page ▶

Economies appear to expand for about 77 months, then they slow for about 9 months. What should I focus on—12% of the time or 88% of the time? I think I better begin to position my portfolio for the next expansionary cycle!



Growth of $1 from June 30, 2002 through June 30, 2009

— Large Cap Deciles 1-2   — Mid Cap Deciles 3-5   — Small Cap Deciles 6-8   — Micro Cap Deciles 9-10

Micro Cap leads the way!

Recent expansion ends December 2007

Source: CRSP and Satuit Capital Management, LLC

2001 recession ends.
Expansionary economy begins.
Notice the return of market caps.

2008 Recession
When it ends (?), will you be properly positioned in Micro Cap stocks?

Continued on next page ▶

Case for the Micro Cap Allocation / Valuation and Projected Earnings

Forward P/E Multiples as of June 30, 2009





RELATIVE PRICE EARNINGS RATIO

of Micro Cap and Small Cap stocks is very attractive versus Large Cap stocks

Projected EPS Growth Rates as of June 30, 2009



Source: Russell, First Call, and Satuit Capital Management, LLC



PROJECTED EARNINGS PER SHARE

of Micro Cap and Small Cap stocks remains compelling relative to Large Cap stocks

Continued on next page ▶

Satuit Capital Management, LLC   3547 Meeks Farm Road, Suite A2, Johns Island SC 29455   1-866-9SATUIT (1-866-972-8848)   info@satuitcapital.com

19

Case for the Micro Cap Allocation / Economic Cycle: Expansionary Periods

It has been suggested that Micro Cap and Small Cap companies outperform the broad market when the domestic economy moves from recessionary to expansionary economic conditions.

However, what happens over the entire expansionary periods and recessionary periods?



Annualized Returns:
November 2001–December 2007
(Recent Expansionary Period)

- SATMX — 15.71%
- Russell Micro — 10.79%
- Russell 2000 — 9.96%

Source: Russell and Satuit Capital Management, LLC

ANNUALIZED RETURNS: Expansionary Periods

This table shows the annualized return of each U.S. domestic economic expansionary period since 1945. The most recent expansionary period encompasses November 2001 through December 2007. Our definition of micro, small, mid, and large cap is adopted from the Center for Research in Securities (CRSP) at the University of Chicago.

ANNUALIZED RETURNS: Expansionary Periods					
Expansionary Periods	Duration Months	Micro Cap Deciles 9–10	Small Cap Deciles 6–8	Mid Cap Deciles 3–5	Large Cap Deciles 1–2
Oct 45 – Nov 48	38	0.73%	-0.80%	1.65%	2.44%
Oct 49 – Jun 53	45	19.14%	19.18%	17.91%	17.97%
May 54 – Aug 57	40	20.97%	18.77%	17.35%	18.76%
Apr 58 – Apr 60	24	27.40%	23.77%	21.32%	17.84%
Feb 61 – Dec 69	107	14.98%	12.48%	10.60%	7.49%
Nov 70 – Nov 73	36	-7.95%	-1.79%	2.23%	9.02%
Mar 75 – Jan 80	59	35.11%	31.45%	23.07%	11.27%
Jul 80 – Jul 81	12	18.60%	13.50%	14.21%	5.38%
Nov 82 – Jul 90	105	7.13%	12.11%	13.58%	15.40%
May 91 – Mar 01	119	13.70%	13.55%	12.86%	14.56%
Nov 01 – Dec 07	**74**	**20.60%**	**15.21%**	**15.19%**	**6.90%**
Summary					
Mean	60	15.49%	14.31%	13.63%	11.55%
Pre-1980 Mean	50	15.77%	14.72%	13.45%	12.11%
Post 1980	78	15.01%	13.59%	13.96%	10.56%
Last 3	99	13.81%	13.62%	13.88%	12.29%
Last 2	97	17.15%	14.38%	14.03%	10.73%
Most recent – ended Dec 07	**74**	**20.60%**	**15.21%**	**15.19%**	**6.90%**

Source: CRSP, SCM, LLC, and Federal Reserve Bank of NY

Continued on next page ▶

• The Fund's past performance does not guarantee future results. The investment return and principal value of an investment in the Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may obtained by calling 1-866-972-8848.

Case for the Micro Cap Allocation / Economic Cycle: Recessionary Periods

It has been suggested that Micro Cap and Small Cap companies outperform the broad market when the domestic economy moves from recessionary to expansionary economic conditions.

However, what happens over the entire expansionary periods and recessionary periods?

Annualized Returns:
December 2007–March 2009
(Current Recessionary Period)



Source: Russell and Satuit Capital Management, LLC

▶

ANNUALIZED RETURNS: Recessionary Periods

This table shows the annualized return of each U.S. domestic economic recessionary period since 1948. The most recent expansionary period encompasses December 2007 through March 2009. Our definition of micro, small, mid, and large cap is adopted from the Center for Research in Securities (CRSP) at the University of Chicago.

ANNUALIZED RETURNS: Recessionary Periods					
Recessionary Periods	Duration Months	Micro Cap Deciles 9–10	Small Cap Deciles 6–8	Mid Cap Deciles 3–5	Large Cap Deciles 1–2
Dec 48 – Sep 49	10	6.79%	9.72%	15.65%	15.09%
Jul 53 – Apr 54	10	8.10%	10.90%	22.32%	30.50%
Sep 57 – Mar 58	7	-6.84%	-6.55%	0.29%	-9.07%
May 60 – Jan 61	9	14.51%	19.31%	26.31%	22.57%
Jan 70 – Oct 70	10	-26.40%	-22.49%	-16.14%	-9.59%
Dec 73 – Feb 75	14	-4.65%	-3.43%	-0.93%	-10.31%
Feb 80 – Jun 80	5	-16.26%	-6.40%	4.59%	7.43%
Aug 81 – Oct 82	14	5.14%	7.79%	8.86%	6.58%
Aug 90 – Apr 91	9	7.88%	11.29%	17.68%	11.28%
Apr 01 – Nov 01	8	26.94%	17.23%	8.52%	-2.67%
Current – started Dec 07	**18**	**-18.41%**	**-20.90%**	**-22.45%**	**-23.38%**
Summary					
Mean	10	-0.29%	1.50%	5.88%	3.49%
Pre-Feb 80	10	-1.42%	1.24%	7.92%	6.53%
Post-Feb 80 (last 4)	11	1.06%	1.80%	3.44%	-0.15%
Last 3	12	5.47%	2.54%	1.25%	-4.92%
Last 2	13	4.27%	-1.84%	-6.97%	-13.03%
Current – started Dec 07	**18**	**-18.41%**	**-20.90%**	**-22.45%**	**-23.38%**

Source: CRSP, SCM, LLC, and Federal Reserve Bank of NY

• The Fund's past performance does not guarantee future results. The investment return and principal value of an investment in the Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may obtained by calling 1-866-972-8848.



THE INVESTMENT PROCESS

MICRO CAP UNIVERSE

5,000 U.S. domestic companies

filtered and ranked

VALUATION FILTERS
- Return on Equity
- Return on Assets
- Return on Capital
- Price to Earnings
- Price to Book Value

GROWTH FILTERS
- Current Year Estimate
- Next Year Estimate
- Changes in Estimates
- Earnings Surprise
- Earnings Growth Rate

REASONABLE VALUATIONS

ABOVE AVERAGE GROWTH

FOCUS LIST

Approximately 1,200 companies

most attractive characteristics

security analysis

QUANTITATIVE ANALYSIS creates a framework to identify the companies that have the most attractive valuations while trading at reasonable prices

QUALITATIVE ANALYSIS includes discussions with company managements and Wall Street analysts to determine the drivers and sustainability of Revenue Growth, Margin Expansion, Balance Sheet Strength, and Cash Flow

THE INVESTMENT PORTFOLIO

The universe of Micro Cap companies can be as large as 5,000. This gives investors a large universe of companies in which to choose.

The investment process begins with proprietary screening process that evaluates value and growth characteristics. The companies that display the most attractive valuations with the most exciting growth characteristics become the "focus list."

Qualitative analysis begins; discussions with company management and Wall Street analysts. Drivers and sustainability of revenue growth, margin expansion balance sheet strength and cash flow are determined.

A portfolio of 80 to 100 holdings is created for the Micro Cap Strategy.

Monitoring the portfolio is a daily and dynamic process which includes sell disciplines and risk controls.

Continued on next page ▸

◄ *Continued from previous page*

THE INVESTMENT PROCESS



THE INVESTMENT PORTFOLIO

80 to 100 positions (Micro Cap)
Trading at reasonable valuation
With identified and sustainable:
Revenue Growth
Margin Expansion
Balance Sheet Strength
Cash Flow

REASONABLE VALUATIONS   ABOVE AVERAGE GROWTH

DAILY MONITORING OF THE PORTFOLIO

PORTFOLIO CONSTRUCTION
• Focus list provides framework
• Continued discussions with management
• Continued discussions with Wall Street Analysts
• Continued evaluation of sustainability of:
Revenue Growth, Margin Expansion, Balance Sheet Strength, and Cash Flow

RISK CONTROLS
• Disciplined approach discourages excessive valuations
• Micro Cap new purchases limited to 1.0% of the portfolio assets
• 2% maximum position in Micro Cap strategy
• 40% maximum Sector Weight

SELL DISCIPLINES
• Declining earnings expectations
• Negative earnings surprises
• Valuation that becomes excessive
• Change in the sustainability of:
Revenue Growth, Margin Expansion, or Balance Sheet Strength
• 2% trim rule

RFP Frequently Asked Questions

1 *What is the Fund's general investment philosophy? Are there any unique elements in your approach?* The Fund's investment philosophy is that companies that have identifiable and sustainable earnings per share growth and that trade at a reasonable price to their earnings growth rate will, over the long term, outperform the general equity market. The investment process consists of a proprietary quantitative screening process and a qualitative fundamental analysis. Combining both quantitative screening and qualitative analysis provides a unique and value added approach which over the existence of the Fund has provided above average investment returns to our shareholders.

2 *Since the Fund's inception, has there been any change in the overall philosophy or approach?* No, since the Fund's inception, the investment philosophy and process have remained consistent.

3 *Please define the universe of stocks, including the size, characteristics, and foreign securities used by your mutual fund.* The universe of stocks we consider Micro Cap are those publicly traded companies that have $500 million of market capitalization or less. The companies we consider are typically United States domiciled although we currently have several positions in ADRs of companies that are headquartered overseas.

4 *How is the universe of stocks constructed?* Our universe of stocks is constructed by a proprietary quantitative process that screens for companies that are, for Micro Cap, $500 million of market capitalization or less. We look for those companies that have the fundamental characteristics that we feel create value for investors over the long term.

5 *How many issues are typically in your portfolio? What criteria are used in selecting the issues for investing? Specifically, what do you look for?* Our Micro Cap Fund will typically have between 80 and 100 holdings. We look for those companies that have the fundamental characteristics that we feel create value for investors over the long term. When the universe is created, we carefully evaluate each company from a bottom up, fundamental basis to try to understand the drivers and sustainability of revenue growth, margin expansion, continued balance sheet improvement and cash flow.

6 *What is your target market capitalization and what is the current market capitalization? What percentage of the portfolio is in the target market capitalization?* We do not have a target market capitalization for either Fund. The median market capitalization for the Micro Cap Fund has ranged between $200 million and $450 million and, as of June 30, 2009, the median market capitalization is $279 million.

7 *Do you expect these targets to change?* No, we do not expect changes to allocations.

8 *Are there any secondary investment approaches used (i.e. technical analysis)?* No, we do not use technical analysis in the investment process.

9 *Does your fund rely heavily on economic forecasts?* No, we do not rely on economic forecasts.

10 *What is your "sell" philosophy?* Both Funds have several sell triggers—first, in the event of earnings shortfall that we determine is a trend rather then an event, and second, any change in the fundamentals, specifically our interpretation of revenue growth, margin expansion, balance sheet strength, and cash flow. We will also sell a security when it reaches a valuation level that we feel is fairly valued or when a company becomes too large a position for the Fund. We will also sell when the market capitalization becomes too large—$1.2–$1.5 billion of market capitalization for the Micro Cap Fund.

11 *What has been the portfolio turnover?* For the Satuit Micro Cap Fund:

PORTFOLIO TURNOVER	
End of fiscal year Oct 31	**%**
2002	153.65%
2003	122.31%
2004	147.71%
2005	184.36%
2006	154.38%
2007	162.03%
2008	183.23%

We generally anticipate portfolio turnover to range between 100% and 200% per year.

Continued on next page ▶

◄ *Continued from previous page*

12 *How tax efficient is your Fund? Do tax implications affect your investment decisions? What is the Fund's effective tax turnover?* While the Micro Cap Fund is not designed to be "tax efficient," since the inception of the Micro Cap Fund it has been very tax efficient. For example, in 2001 the Fund returned 38%, did not have a taxable distribution, and generated a tax loss carry forward. For our year-end 2002, the Fund was down 16% and generated approximately $660,000 of tax loss carry forwards for a total loss carry forward as of October 31, 2002 of approximately $675,000. For fiscal year end October 31, 2003, the taxable distribution of the Fund was $.29 cents per share. For fiscal year end October 31, 2004 the taxable distribution of the Fund was $.84 cents per share. For the fiscal year end October 31, 2005, the Fund distributed $1.60 in long-term gains and $.55 cents in short term gains. The Micro Cap Fund did not have a taxable distribution for the fiscal year ending October 31, 2006. Finally, for the fiscal year ending October 31, 2007, SATMX distributed $0.6390 in STCG and $0.5923 per share in LTCG.

13 *Do the Funds have any tax-loss carry forwards that can be used to offset future gains? If so, how much in dollar amount or percentage of the fund's NAV?* As of September 30, 2008 the Micro Cap Fund retains approximately $11 million of tax loss carry forwards.

14 *How much money does the firm manage? How much is in equities? Is the firm involved in any other business?* As of June 30, 2009, Satuit Capital Management, LLC had $68 million of assets under management. 100% of the assets under management at SCM are in U.S. listed securities.

SCM is the Advisor to the Satuit Capital Management Micro Cap Fund (SATMX). As of June 30, 2009, SATMX assets totaled $66 million.

SCM is the Advisor to the Satuit Capital Management Small Cap Fund (SATSX). As of June 30, 2009, SATSX assets totaled $2 million.

SCM is not involved in any other lines of business other than equity asset management.

15 *Please list the firm's investment professionals and their roles.*

Robert J. Sullivan,
Chief Investment Officer/ Portfolio Manager
Robert H. Johnson, *Senior Equity Analyst*
Edward Moore, *Senior Equity Analyst*
Jeffrey MacCune,
Director of Equity Trading and Operations
Jim Espinales, CIMA®
National Account Manager

As Chief Investment Officer of Satuit Capital Management, LLC and Portfolio Manager, Mr. Sullivan's research responsibilities include day to day investment responsibility for SATMX.

As Senior Equity Analyst, Mr. Johnson has research and investment responsibility for the Financial, Energy, and Basic Industry sectors of SATMX.

As Senior Equity Analyst, Mr. Moore has research and investment responsibility in the Telecommunications and Technology sectors of SATMX.

As Director of Equity Trading and Operations, Mr. MacCune has direct responsibility for managing the execution process of investment decisions and the operational aspects of clearing and settlement.

As National Account Manager, Mr. Espinales is responsible for introducing SCM to other third party advisors, wealth management firms, institutional and independent investors, and investment manager platforms.

16 *How is research conducted in your firm? Where does this information stem from? Please describe your process flow (top-down, bottom-up). How are sector allocations determined? Are there specific policies regarding industry diversification?* SCM's investment process is bottom-up and fundamentally driven. The process has two steps. First, a quantitative screen is used to create a focus list. The second step consists of qualitative fundamental analysis. We speak to Wall Street analysts, company managements, company customers and suppliers.

With regards to industry diversification and sector allocation, SCM utilizes a bottom-up approach to the investment process. Thus we are sector/industry agnostic. However, we do recognize the risk in being over-weighted in any one sector/industry. Specifically, we limit our sector exposure to no more then 40% of net assets of the Fund. Please see the most recent Fund Fact Sheet under the Performance section at our web site, www.satuitcapital.com.

17 *Are there any restrictions on the top holding as a percentage of assets?* Typically, we try to keep all holdings under 2% of Fund assets.

18 *Please list the 10 largest positions and their percentage of the Fund.* Please see page 10 or call 1-866-972-8848 to obtain the most recent Fund Fact Sheet.

19 *If applicable, what is your exposure to Emerging Markets?* We do not have exposure to Emerging Markets.

20 *Is there an investment time horizon or expected period in which an investment should reach your targets?* No, we do not have a qualified time horizon for any of our investments. Fundamentals drive purchases, positions and the selling of holdings

Continued on next page ►

◀ *Continued from previous page*

21 *How do you control risk?* We believe in a diversified portfolio, and we control risk using several factors. First, all purchases are limited to 1% of the Micro Cap Fund. Second, we limit any one position to a 2% weight of the Micro Cap Fund. Third, we limit sector exposure to 40% of Fund assets. Please notice that over the last 29 quarters the Satuit Micro Cap Fund has provided substantially more return for the same risk:



Risk Analysis as of June 30, 2009

- Mean Quarterly Return
- Std Dev of Quarterly Return

	Mean Quarterly Return	Std Dev of Quarterly Return
Russell 2000	0.96%	11.2%
Russell Micro	1.04%	12.7%
SATMX	4.56%	12.4%

Source: Russell and Satuit Capital Management, LLC

22 *Do you sell short? If so, please explain your investment process and up to what percentage of the Fund will you short securities?* No, we do not sell short.

23 *Do the Funds use leverage? If so, to what extent?* No, we do not use leverage.

24 *Do the Funds purchase derivative securities? If so, to what extent and what types?* No, we do not use derivatives.

25 *What percentage of the portfolio manager's work time do non-portfolio responsibilities require? Breakout marketing separately.*
Portfolio Management and Equity Analysis —90%
Marketing and Sales—5%
Administrative —5%

26 *How long has the management firm been established? When was it founded?* Satuit Capital Management, LLC was established in December of 2000.

27 *Who is the head of the management firm? Please describe the length of the management and experience.* Robert J. Sullivan is the founder and Chief Investment Officer of the firm and has held that position since the firm's founding in August of 2000.

28 *Please include a detailed biography of the firm's investment professionals. What is the length and degree of experience and responsibilities?* Satuit Capital Management LLC investment professional's biographies are included in the Introduction to Satuit Capital Management. Please see page 3.

29 *Is it possible to arrange for short phone interviews with the Fund's portfolio manager? If so, who should we contact to arrange the call?* Yes, it is possible to arrange a phone interview with the manager. Please contact Robert J. Sullivan at 843-557-1300 or e-mail rsullivan@satuitcapital.com.

30 *When was this Fund founded?* The Fund went effective with the SEC on December 12, 2000. The Investment Advisor, Satuit Capital Management, LLC was founded in August of 2000.

31 *Does the firm manage any separate accounts, or have any privately managed money responsibilities?* Satuit Capital Management, LLC does not currently manage any separate accounts or have any privately managed money responsibilities. We do, however, have the ability to manage separate accounts, and our long-term business plan includes the management of those types of accounts.

32 *What unique advantages do the Funds have that would be of interest to prospective investors?* There are several unique advantages the Funds have to offer to investors.

First, the issue of diversification should be addressed. We have found that most investors are under-diversified in the micro cap strategies. By adding a relatively small amount of exposure of these capitalization strategies to an equity portfolio, investors may reduce risk while potentially increasing the return.

Second, the current economic cycle would suggest that exposure to micro cap strategies would be advantageous.

Third, relative valuations of micro cap companies relative to their large/mid cap brethren are very attractive. Finally, Satuit Capital Management, LLC believes that fundamentals count. We look for companies that have identifiable and sustainable revenue growth, margin expansion, a strengthening balance sheet and internally generated cash flow.

33 *What are the Funds' expense ratios and should we expect changes either up or down in the funds expense ratio?* The expense ratio of the Satuit Micro Cap Fund is 1.95%. The expense ratio of the Satuit Small Cap Fund is 1.90%. We expect the expense ratios to decrease as the Fund's assets grow.

Continued on next page ▶

◄ *Continued from previous page*

34 *Are there lower expense ratios or institutional versions of this fund?* No, we do not offer shares with a lower expense ratio and we do not currently offer an institutional class share.

35 *Do you expect to close the Fund at a particular asset level?* Yes, we expect to "soft" close the Satuit Micro Cap Fund at $250 million to $350 million of assets.

36 *What states are the Funds not registered in?* The Funds are currently registered in all States.

37 *Which mutual fund supermarkets are the Funds distributed through?* "Supermarkets" that the Funds are currently available through are Schwab, TD Waterhouse, Fidelity, First Trust, CSFBDirect, Scottrade, Ameritrade, Accutrade, and Brown & Company.

38 *What other distribution channels is the Fund utilizing to raise assets?* Currently, the Fund has selling agreements with Wells Fargo, UBS, CSFB, Scott & Stringfellow & Legg Mason.

39 *When are income and capital gain distributions made?* December.

40 *What are the key factors in building the Fund's performance?* The key factor to building the Fund's performance has been maintaining the discipline in the investment philosophy and process. Our investment philosophy is that companies that trade at reasonable valuations and have above average potential for earnings growth will over the long term outperform the market indexes.

Our investment process has two steps: a quantitative screen and qualitative analysis. The second part, qualitative analysis, is where we determine the sustainability of revenue growth, margin expansion, balance sheet strength and cash flow. We believe that fundamentals count. Discipline allows us to focus on the fundamentals of companies and to invest in those companies that have the fundamentals that we feel are important to out performance: revenue growth, margin expansion, balance sheet strength and cash flow.

The discipline we use has paid off for our investors. Since the inception of the Satuit Micro Cap Fund in December 2000, it has consistently outperformed its benchmarks, the Russell 2000 and the Russell Micro Cap Index. The Satuit Micro Cap Fund also consistently ranks in the top deciles of Morningstar's Small Cap Mutual Funds.

The Satuit Small Cap Fund's performance history is too short to effectively measure but the performance so far has been solid relative to the Russell 2000. We utilize the same investment process and philosophy to manage the assets of the Small Cap Fund that we have used to manage the assets of the Micro Cap Fund. We would remind investors that past performance is no guarantee of future results.

41 *What have been your biggest mistakes in managing the Fund?* More often than not, investment failures occur because of a lack of discipline in the investment philosophy and process. Our philosophy and process keep us from making any "big mistakes." We are disciplined in our approach, rational in our positions, and conscientious and protective of the value we create.

> Three factors are key to the success of managing the Fund—disciplined attention to the philosophy and process, focus on fundamentals, and never forgetting points one and two.

42 *List three things you believe have been your keys to success in managing the Fund?* Three factors are key to the success of managing the Fund—disciplined attention to the philosophy and process, focus on fundamentals, and never forgetting points one and two.

First, by having a disciplined philosophy and process we are able to create a framework and body of attractive investment ideas.

Second, by focusing on fundamentals, we are able to identify those companies that have the ability to outperform the broad market over the long term.

Point three may sound trite. However, by employing a disciplined philosophy and process that demands focus on fundamentals, Satuit Capital Management, LLC has been able to eliminate the noise in the investment process and invest our Fund's shareholder dollars in companies that we feel will outperform over the long term.

43 *Where can we get the most recent Prospectus, Annual Reports?* Prospectus and Annual Reports are available by calling 1-866-972-8848. ■ ■ ■



The investment philosophy of both Funds is that companies with reasonable forward p/e multiples, which also have an above average expected earnings per share growth rate, are the companies that will outperform the broad market over the long run. We define micro-cap as $500 million of market cap or less and small cap as $200 million to approximately $3 billion. So our investment philosophy can best be described as growth at a reasonable price (GARP).

Please read the following disclosures:

You should carefully consider the investment objectives, potential risks, management fees, and charges and expenses of the Funds before investing. The Funds' prospectus contains this and other information about the Funds, and should be read carefully before investing. You may obtain a current copy of the Funds' prospectus by calling 1-866-972-8848 or by clicking on the tab entitled Prospectus at our web site, www.satuitcapital.com. Past performance is no guarantee of future results. The investment return and principal value of an investment in the Funds will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Funds may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-866-972-8848.

This presentation is based upon information available to the public and is intended for informational purposes only. Under no circumstances is it to be used as or considered as an offer to sell, or a solicitation of any offer to buy, any security mentioned in the article.

Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index, which represents approximately 10% of the total market capitalization of the Russell 3000 Index. As of June 30, 2009, the average market capitalization was approximately $763 million; the median market capitalization was approximately $318 million. The largest company in the Index had an approximate market capitalization of $2.284 billion.

Russell Micro Cap Index measures performance of the micro cap segment, representing less than 3% of the U.S. equity market. The Russell Micro Cap Index includes the smallest 1,000 securities in the small cap Russell 2000 Index plus the next 1,000 securities. As of June 30, 2009, the average market capitalization was approximately $207 million; the median market capitalization was approximately $117 million. The largest company in the Index had an approximate market capitalization of $598 million.

Russell Micro Cap Growth Index measures performance of the growth micro cap segment, representing less than 1.5% of the U.S. equity market. The Russell Micro Cap Index includes the smallest 1,000 securities in the small cap Russell 2000 Index plus the next 1,000 securities. As of June 30, 2009, the average market capitalization was approximately $220 million; the median market capitalization was approximately $121 million. The largest company in the Index had an approximate market capitalization of $480 million.

Russell Micro Cap Value Index measures performance of the value micro cap segment, representing less than 1.5% of the U.S. equity market. The Russell Micro Cap Index includes the smallest 1,000 securities in the small cap Russell 2000 Index plus the next 1,000 securities. As of June 30, 2009, the average market capitalization was approximately $195 million; the median market capitalization was approximately $117 million. The largest company in the Index had an approximate market capitalization of $598 million.

Indexes are not adjusted to reflect deductions for fees, expenses or taxes that the U.S. Securities and Exchange Commission requires to be reflected in a fund's performance. Indexes are unmanaged measures of the stock market. It is not possible to invest in an index.

Continued on next page ▶

Please read the following disclosures:

◄ *Continued from previous page*

Morningstar Rating for Funds For the five-year period ending June 30, 2009, Satuit Capital Micro Cap Fund has a Morningstar rating of 5 stars (★ ★ ★ ★ ★) and 5 stars (★ ★ ★ ★ ★) overall rating respectively. The performance of the Satuit Capital Micro Cap Fund was compared to 573 funds (five years) in the small cap growth category at Morningstar. Morningstar proprietary ratings reflect historical risk-adjusted performance as of June 30, 2009. The ratings are subject to change every month. Past performance is no guarantee of future results. Morningstar rates mutual funds from one to five stars based on how well they have performed (after adjusting for risk and accounting for all sales charges) in comparison to similar funds. Within each Morningstar category, the top 10% of funds receive five stars, the next 22.5% four stars, the middle 35% three stars, the next 22.5% two stars, and the bottom 10% receive one star. Funds are rated for up to three time periods—three, five, and 10 years—and these ratings are combined to produce an overall rating. Funds with less than three years of history are not rated. Ratings are objective, based entirely on a mathematical evaluation of past performance. They are a useful tool for identifying funds worthy of further research but should not be considered buy or sell recommendations.

Morningstar Category The Morningstar category gives the investor a point of reference for evaluating a fund's performance. The Calendar Year figure indicates the amount by which a fund over- or under-performed its category during a given calendar year. While the investment objective stated in a fund's prospectus may or may not reflect how the fund actually invests, the Morningstar category is assigned based on the underlying securities in each portfolio. Morningstar categories help investors and investment professionals make meaningful comparisons between funds. The categories make it easier to build well-diversified portfolios, assess potential risk, and identify top-performing funds. Morningstar places funds in a given category based on their portfolio statistics and compositions over the past three years. When necessary, Morningstar may change a category assignment based on recent changes to the portfolio.

Investment Notes SATMX The Advisor has contractually agreed to waive or limit its fees and to assume other operating expenses of the Fund so that the ratio of total annual operating expenses of the Fund is limited to 1.95% until October 31, 2009. Absent such a waiver, the Fund's return would have been less. Shares redeemed within 360 days of purchase may be subject to a 2% redemption fee.

Market Capitalization is the market value of a company's stock, which gives a picture of the company's size. Market capitalization is calculated by multiplying the price of shares by the number of shares outstanding.

P/E Ratio is the Price-Earnings Ratio, a valuation of a company's current share price compared to its per-share earnings. The P/E Ratio is calculated by dividing the market value per share by the earnings per share.

P/B Ratio is the Price-to-Book Ratio, which is used to compare a stock's market value to its book value. The P/B Ratio is calculated by dividing the current stock price by the total assets (intangible assets and liabilities.)

Portfolio Yield is the Holdings weighted average of the portfolio securities indicated annual dividend yield.

Market Capitalization Size Groups On pages 4, 5, 6, 8, 20, and 21 there are references to four groups of stocks, based upon the market capitalization of each stock. These stocks belong to the CRSP NYSE universe. All stocks are ranked by market capitalization from largest to smallest. The list is then split into 10 groups, each having the same number of stocks (equal weighted deciles). The top two deciles, deciles 1 and 2 (largest stocks) are designated Large Cap; the next three deciles, deciles 3, 4 and 5 are designated Mid Cap; the next three deciles, deciles 6, 7, and 8 are designated Small Cap and the last two deciles, deciles 9 and 10 are designated as Micro Cap.

The Satuit Capital Micro Cap Fund SATMX
★ ★ ★ ★ ★

Satuit Capital Management, LLC
3547 Meeks Farm Road, Suite A2, Johns Island SC 29455

1-866-9SATUIT   866-972-8848
info@satuitcapital.com

